SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TELEMIG CELLULAR HOLDING COMPANY

(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ___X___      Form 40-F:   _______

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  _______      No:  ___X___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  _______      No:  ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  _______      No:  ___X___

TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.118/0001-65 - NIRE 31.3.0002535-7 Publicly-held Company

NOTICE TO SHAREHOLDERS

Telemig Celular Participações S.A. (“Telemig Part”), hereby announces to the public that its Board of Directors, at a special meeting held on November 12, 2008, approved an increase in the capital stock as a result of corporate reorganization processes involving the Company and its merged, controlled and controlling companies. The amortization of the premium arising out of these corporate reorganization processes resulted in an aggregate accumulated tax benefit of twenty-two million, nine hundred and sixty-four thousand, four hundred and ninety-four reais and ninety-five cents (R$ 22,964,494.95), corresponding to the fiscal year ended on 12/31/2007, representing credits to the account of Vivo Participações S.A. (“Vivo Part.”), the capital stock of the Company having been increased from the current five hundred and seventy-seven million, five hundred thousand reais (R$ 577,500,000.00) to six hundred million, four hundred and sixty-four thousand, four hundred and ninety-four reais and ninety-five cents (R$ 600,464,494.95), upon issuance of six hundred and seventy thousand, three hundred (670,300) new book-entry type preferred shares, all of them registered and with no face value, assuring to the holders thereof the preemptive right set forth in article 171 of Law no. 6404/76. The proceeds arising out of eventual exercises of preemptive rights shall be directly credited to Vivo Part, holder of the referred credit.

TOTAL AMOUNT OF THE STOCK SUBSCRIPTION AND CAPITAL INCREASE

Twenty-two million, nine hundred and sixty-four thousand, four hundred and ninety-four reais and ninety-five cents (R$ 22,964,494.95).

NUMBER AND TYPE OF SHARES ISSUED

Six hundred and seventy thousand, three hundred (670,300) new book-entry type preferred shares, all of them registered and with no face value.

The issuance of only preferred shares is justified in order to meet the criteria for establishing the issue price based on their prices in the Stock Exchanges in the last 30 floor sessions, as well as due to the fact that the common shares in past August 2008 were the subject matter of a Public Offering for Purchase of Shares (Tag along), and thus they had no market liquidity, for which reason the issuance thereof became unfeasible.

Additionally, it must be informed that more than ninety-six per cent (96%) of the common shares representing the capital stock of the Company are currently held by its controlling shareholders, which fact does not stimulate the other shareholders to exercise their respective subscription rights for this kind of shares without market liquidity.

ISSUE PRICE

Thirty-four reais and twenty-six cents (R$ 34.26) per preferred share.

The issue price of the shares corresponds to 100% of the weighted average of the prices in the main market for preferred shares in the last 30 floor sessions of Bovespa, occurred from 09/24/2008 until and including 11/04/2008.

DIVIDENDS

The holders of the shares issued shall be entitled to dividends and eventual interest on the own capital, on a full basis, as may be declared by Telemig Part. as from this date.

TERM FOR EXERCISE OF THE PREEMPTIVE RIGHTS.

Beginning: 11/14/2008                          End: 12/15/2008

SUBSCRIPTION RIGHT PROPORTION

In order to determine the amount of shares it will be entitled to subscribe, the shareholder shall multiply the number of shares held by it as of 11/12/2008 for the following factors:

Type of shares owned                      Factor                         Type to be subscribed
               Common                       0.01851296353                           Preferred
               Preferred                       0.01851296353                           Preferred

PAYMENT TERMS

Cash, upon subscription.

ELIGIBILITY FOR SUBSCRIPTION

Shareholders having acquired their shares until 11/12/2008 will be eligible to subscribe shares. Shares acquired as from 11/13/2008 shall be ex-subscription right.

Holders of ADRs: the new shares shall not be registered under the 1933 Securities Act and may not be offered or sold in the United States or to North-American persons.

Shareholders wishing to negotiate their subscription rights shall be authorized to do so, and the shareholders whose shares are held in custody with Banco ABN Amro Real S.A. (“Banco Real”) shall be required either to request to the institution the respective report of assignment of rights, which shall be issued by Banco Real from 11/19/2008 until 12/15/2008, or to give instructions to a broker of their choice, for trading directly in the stock exchanges in the period from 11/14/2008 until 12/08/2008.

Once the report of assignment of rights has been issued, under the terms provided for in the item above, and should there be their actual disposal thereof, the corresponding statement on the reverse side of the report of assignment of rights shall be required, with the signature of the assignor to be attested by a notary public.

UNSUBSCRIBED SHARES

No subscription right will apply to unsubscribed shares.

DOCUMENTATION FOR SUBSCRIPTION AND ASSIGNMENT OF RIGHT

The shareholders shall be required to present the following original documents or certified copies thereof:

  Individual: identity card, individual taxpayer card (CPF) and proof of address.

  Legal Entity: certified copy of the latest restated bylaws or articles of association, CNPJ (Corporate Taxpayers Register) registration card, corporate documents granting representation powers and certified copies of the CPF, identity card and proof of address of its representatives. Investors residing abroad may be required to present other representation documents.

  In case of representation by proxy, the presentation of the respective power of attorney drawn-up with a notary’s office shall be required.

SERVICE LOCATION

At the securities brokers’, for shares held in custody with Companhia Brasileira de Liquidação e Custódia – CBLC, and at the branches of Banco Real, for shares held in custody with such institution.

SHARES CREDITED

The shares shall be credited one (1) business day after the final date for exercise of the preemptive right upon the increase of the capital stock, both for shares in custody with the CBLC and with Banco Real.

São Paulo, November 12, 2008.

Ernesto Gardelliano
Investor Relations Officer
Telemig Celular Participações S.A.
www.vivo.com.br/ri
www.telemigholding.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano
-------------------------------------------------------------
Name:	Ernesto Gardelliano
Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.